Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1
403.691.7508

main 403.691.7575
fax

RECEIVED
2006 AUG -7 A 9:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06015765

SUPPL

August 3, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Controlle

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

enclosures

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST PRESENTS AT BMO NESBITT BURNS 2006 ENERGY TRUST CONFERENCE

Calgary, Alberta (June 5, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that David Cornhill, Chairman, President and Chief Executive Officer, is scheduled to present at the BMO Nesbitt Burns 2006 Energy Trust Conference in Toronto on Thursday June 8, 2006, at 10:50 a.m. ET.

The webcast will be accessible at http://events.onlinebroadcasting.com/bmoconferences/060706/index.php and the presentation slides will be posted on the AltaGas website, www.altagas.ca, under Speeches and Presentations.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

NEWS RELEASE

RECEIVED
2006 AUG -7 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (June 14, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on July 17, 2006 to holders of record on June 26, 2006, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.165 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST PRESENTS AT TD NEWCREST 2006 MIDSTREAM TOUR

Calgary, Alberta (July 4, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that Marshal Thompson, Senior Vice President Gathering and Processing, is scheduled to present at the TD Newcrest 2006 Midstream Tour in Fort Saskatchewan, Alberta on Wednesday July 5, 2006.

The presentation slides will be posted on the AltaGas website, www.altagas.ca, under Speeches and Presentations.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

NEWS RELEASE

ALTAGAS INCOME TRUST TO ACQUIRE NEW GAS PLANT IN NORTHWEST ALBERTA

Calgary, Alberta (July 6, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced it will acquire a 93 percent interest in a new 10 Mmcf/d sour gas processing facility and a 100 percent interest in an associated 16 kilometre sour gas gathering line in Northwest Alberta for a total of approximately $12 million. The Clear Hills Gas Plant is being constructed by Tasman Exploration Ltd. and is expected to be fully commissioned by the end of July 2006. The pipeline will connect a number of existing producer wells east of the plant, in what is expected to be an active drilling area. The acquisitions are subject to normal industry conditions precedent.

AltaGas will operate the Clear Hills Gas Plant, which will consist of gathering pipelines, inlet separation, compression, refrigeration, amine sweetening and acid gas flaring facilities.

David Cornhill, Chairman, President and CEO of AltaGas said, "The Clear Hills Gas Plant will allow AltaGas to provide long-term, firm service to a number of producers in an area of western Alberta that is experiencing a growing need for gas processing capacity." He added, "This will be our 74th field gathering and processing facility and our third new plant west of the sixth meridian. We have increased capacity by 9 percent since late 2005, and are moving closer to our $40 million target for growth in our Field Gathering and Processing business this year."

The project will be underpinned with volume and revenue commitments from a number of producers, including Tasman Exploration Ltd. It is expected to begin adding to cash flow and earnings in August 2006.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (July 13, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on August 15, 2006 to holders of record on July 25, 2006, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.165 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas

NEWS RELEASE

Aeolis Wind

BEAR MOUNTAIN WIND POWER PROJECT WINS BC HYDRO BID

Calgary, Alberta (July 27, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and Aeolis Wind Power Corporation (Aeolis) today announced that Bear Mountain Wind Limited Partnership (BMWLP) was one of the winning bidders in the BC Hydro Fiscal 2006 Open Call for Power. The proposed 120 MW Bear Mountain Wind Park is located in northeast British Columbia, near Dawson Creek.

David Cornhill, Chairman, President and CEO of AltaGas said, "AltaGas is pleased with the outcome of the bidding process. This is another step in our strategy to pursue the development and operation of wind power assets."

"Aeolis is very pleased with the award and we are looking forward to working with BC Hydro to make the Bear Mountain Wind Park a reality," added Juergen Puetter, President of Aeolis. "It's an excellent wind resource. The success to date of the project is due, in part, to regional support we have received and to our partners, AltaGas and Peace Energy Cooperative."

Aeolis is a private, B.C.-based wind energy development company focused on establishing large-scale wind power generation facilities in western Canada. As a partner in BMWLP with AltaGas and locally-based Peace Energy Cooperative, Aeolis developed the Bear Mountain Wind Park bid for the BC Hydro Fiscal 2006 Open Call for Power. For more information, please see www.aeoliswind.com.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

ssuer :	AltaGas Income Trust
›ymbol :	ALA.UN
₹eporting Period:	01/01/2006 - 01/31/2006

›ummary

ssued & Outstanding Opening Balance :	52,505,514	As at :	01/01/2006

	Effect on Issued & Outstanding Securities
Ǝmployee Trust Unit Option Plan #1	1,000
ƆRIP Plan #1 - Trust Units	95,538
ƆRIP Plan #2 - Exchangeable LP Units	8,014
Ɔther Issuances and Cancellations	37,694
Issued & Outstanding Closing Balance :	52,647,760

:mployee Trust Unit Option Plan #1

Stock Options Outstanding Opening Balance:	**359,200**	As at :	01/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/05/2006	N		1,000		
Filer's comment					
1000 options exercised at $7.25					
Totals		0	1,000	0	0

Stock Options Outstanding Closing Balance:	**358,200**	As at :	01/31/2006

ƆRIP Plan #1 - Trust Units

Opening Reserve	**1,464,144**	As at :	01/01/2006

Effective Date	Securities Listed	Securities Issued
01/16/2006		95,538
Totals	0	95,538

Closing Reserve:	**1,368,606**	As at :	01/31/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**866,890**	As at :	01/01/2006

Effective Date	Securities Listed	Securities Issued
01/16/2006		8,014
Totals	0	8,014

Closing Reserve:	**858,876**	As at :	01/31/2006

SEC File # 82-34911

ther Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
1/19/2006	Conversion (General)	880

iler's comment

xchange of AltaGas Holding Limited Partnership #1 Units for AltaGas ncome Trust Units

1/26/2006	Conversion (General)	36,814

iler's comment

xchange of AltaGas Holding Limited Partnership No. 1 units for AltaGas ncome Trust Units

otals		37,694

iled on behalf of the Issuer by:

Name:	Pamela Deveau
hone:	4036917517
mail:	pamela.deveau@altagas.ca
ubmission Date:	
ast Updated:	02/02/2006 08:40:54

SEC File # 82-34911

RECEIVED

2006 AUG -7 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	02/01/2006 - 02/28/2006

Summary

Issued & Outstanding Opening Balance :	52,647,760	As at :	02/01/2006
	Effect on Issued & Outstanding Securities		
DRIP Plan #1 - Trust Units	93,533		
DRIP Plan #2 - Exchangeable LP Units	7,635		
Other Issuances and Cancellations	3,048		
Issued & Outstanding Closing Balance :	52,751,976		

DRIP Plan #1 - Trust Units

Opening Reserve		**1,368,606**	As at :	02/01/2006
Effective Date	**Securities Listed**	**Securities Issued**		
02/15/2006		93,533		
Totals	0	93,533		
Closing Reserve:		**1,275,073**	As at :	02/28/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**858,876**	As at :	02/01/2006
Effective Date	**Securities Listed**	**Securities Issued**		
02/15/2006		7,635		
Totals	0	7,635		
Closing Reserve:		**851,241**	As at :	02/28/2006

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
02/13/2006	Conversion (General)	148

Filer's comment

Exchange of AltaGas Holding Limited Partnership No. 1 exchangeable units for AltaGas Income Trust Trust Units

02/14/2006	Conversion (General)	1,900

Filer's comment

Exchange of AltaGas Holding Limited Partnership No. 1 Exchangeable Units for AltaGas Income Trust Trust Units

02/15/2006	Conversion (General)	1,000

Filer's comment

Exchange of AltaGas Holding Limited Partnership No. 1 Exchangeable Units

or AltaGas Income Trust Trust Units

SEC File # 82-34911

'otals	3,048

iled on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	03/01/2006 14:47:38

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

ssuer :	AltaGas Income Trust
ymbol :	ALA.UN
eporting Period:	03/01/2006 - 03/31/2006

ummary

ssued & Outstanding Opening Balance :	52,751,976	As at :	03/01/2006
	Effect on Issued & Outstanding Securities		
mployee Trust Unit Option Plan #1	500		
RIP Plan #1 - Trust Units	126,976		
RIP Plan #2 - Exchangeable LP Units	7,512		
ther Issuances and Cancellations	7,545		
ssued & Outstanding Closing Balance :	52,894,509		

mployee Trust Unit Option Plan #1

tock Options Outstanding Opening Balance: **358,200** As at : 03/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
3/24/2006	N		500		

iler's comment
ption exercise of $15.15 trust unit options expiring Jan 2014

otals		0	500	0	0

tock Options Outstanding Closing Balance: **357,700** As at : 03/31/2006

RIP Plan #1 - Trust Units

Opening Reserve **1,275,073** As at : 03/01/2006

Effective Date	Securities Listed	Securities Issued
03/15/2006		126,976
Totals	0	126,976

Closing Reserve: **1,148,097** As at : 03/31/2006

RIP Plan #2 - Exchangeable LP Units

Opening Reserve **851,241** As at : 03/01/2006

Effective Date	Securities Listed	Securities Issued
03/15/2006		7,512
Totals	0	7,512

Closing Reserve: **843,729** As at : 03/31/2006

SEC File # 82-34911

ther Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
3/29/2006	Conversion (General)	7,545

'iler's comment

:xchange of AltaGas Holding Limited Partners No. 1 units for AltaGas Income 'rust Units

'otals		7,545

iled on behalf of the Issuer by:

Jame:	Pamela Deveau
'hone:	4036917517
:mail:	pamela.deveau@altagas.ca
;ubmission Date:	
.ast Updated:	04/05/2006 08:08:19

SEC File # 82-34911
RECEIVED
2006 AUG -7 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	04/01/2006 - 04/30/2006

Summary

Issued & Outstanding Opening Balance :	52,894,509	As at :	04/01/2006
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1	2,150		
DRIP Plan #1 - Trust Units	132,628		
DRIP Plan #2 - Exchangeable LP Units	7,777		
Other Issuances and Cancellations	1,202		
Issued & Outstanding Closing Balance :	53,038,266		

Employee Trust Unit Option Plan #1

Stock Options Outstanding Opening Balance: **357,700** As at : 04/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/06/2006	N		1,500		
Filer's comment					
$15.14 Options exercised expiring Jan 20, 2014					
04/17/2006	N	15,000			
Filer's comment					
15,000 options granted at $29.10 expiring April 17, 2016					
04/21/2006	N		150		
Filer's comment					
150 options exercised at $23.80 expiring Apr 21, 2015					
04/26/2006	N		500		
Filer's comment					
500 options exercised at $23.80 expiring Apr 21, 2015					
Totals		15,000	2,150	0	0

Stock Options Outstanding Closing Balance: **370,550** As at : 04/30/2006

DRIP Plan #1 - Trust Units

Opening Reserve **1,148,097** As at : 04/01/2006

Effective Date	Securities Listed	Securities Issued
04/17/2006		132,628
Totals	0	132,628

Closing Reserve: **1,015,469** As at : 04/30/2006

DRIP Plan #2 - Exchangeable LP Units

SEC File # 82-34911

Opening Reserve		843,729	As at :	04/01/2006
Effective Date	**Securities Listed**	**Securities Issued**		
04/17/2006		7,777		
Totals	0	7,777		
Closing Reserve:		**835,952**	As at :	04/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/12/2006	Conversion (General)	357
Filer's comment AltaGas Holding Limited Partnership No. 1 Exchangeable Units converted to AIT Trust Units		
04/19/2006	Conversion (General)	500
Filer's comment AltaGas Holding Limited Partnership No. 1 Exchangeable Units converted to AIT Trust Units		
04/24/2006	Conversion (General)	345
Filer's comment AltaGas Holding Limited Partnership No. 1 exchangeable units converted to AIT Trust Units		
Totals		1,202

Filed on behalf of the Issuer by:

Name: Pamela Deveau
Phone: 4036917517
Email: pamela.deveau@altagas.ca
Submission Date:
Last Updated: 05/02/2006 08:12:09

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	53,038,266	As at :	05/01/2006
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
DRIP Plan #1 - Trust Units	139,075		
DRIP Plan #2 - Exchangeable LP Units	8,061		
Other Issuances and Cancellations	630		
Issued & Outstanding Closing Balance :	53,186,032		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: As at :

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: **0** As at : 05/31/2006

DRIP Plan #1 - Trust Units

Opening Reserve **1,015,469** As at : 05/01/2006

Effective Date	Securities Listed	Securities Issued
05/15/2006		139,075
Totals	0	139,075

Closing Reserve: **876,394** As at : 05/31/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **835,952** As at : 05/01/2006

Effective Date	Securities Listed	Securities Issued
05/15/2006		8,061
Totals	0	8,061

Closing Reserve: **827,891** As at : 05/31/2006

Other Issuances and Cancellations

SEC File # 82-34911

Effective Date	Transaction Type	Number of Securities
05/01/2006	Conversion (General)	500
Filer's comment		
AltaGas Holding Limited Partnership No. 1 exchangeable units to trust units		
05/11/2006	Conversion (General)	130
Filer's comment		
AltaGas Holding Limited Partnership No. 1 exchangeable units to trust units		
Totals		630

Filed on behalf of the Issuer by:

Name: Pamela Deveau
Phone: 4036917517
Email: pamela.deveau@altagas.ca

Submission Date:
Last Updated: 06/08/2006 08:27:32

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	53,186,032	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
DRIP Plan #1 - Trust Units	126,742		
DRIP Plan #2 - Exchangeable LP Units	8,137		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	53,320,911		

DRIP Plan #1 - Trust Units

Opening Reserve		**876,394**	As at :	06/01/2006
Effective Date	**Securities Listed**	**Securities Issued**		
06/15/2006		126,742		
Totals	0	126,742		
Closing Reserve:		**749,652**	As at :	06/30/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**827,891**	As at :	06/01/2006
Effective Date	**Securities Listed**	**Securities Issued**		
06/15/2006		8,137		
Totals	0	8,137		
Closing Reserve:		**819,754**	As at :	06/30/2006

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: As at :

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: **0** As at : 06/30/2006

Other Issuances and Cancellations

SEC File # 82-34911

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	07/05/2006 09:57:43

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	53,320,911	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
DRIP Plan #1 - Trust Units	160,064		
DRIP Plan #2 - Exchangeable LP Units	8,422		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	53,489,397		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **370,550** As at : 07/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/04/2006	N			3,000	
Filer's comment Cancellation of stock options granted in December 2005, strike price of $29.15					
Totals		0	0	3,000	0

Stock Options Outstanding Closing Balance: **367,550** As at : 07/31/2006

DRIP Plan #1 - Trust Units

Opening Reserve **749,652** As at : 07/01/2006

Effective Date	Securities Listed	Securities Issued
07/01/2006	4,000,000	
Filer's comment 4,000,000 additional trust units reserved for issuance under this plan		
07/17/2006		160,064
Filer's comment Securities issued pursuant to Distribution Reinvestment Plan		
Totals	4,000,000	160,064

Closing Reserve: **4,589,588** As at : 07/31/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **819,754** As at : 07/01/2006

Effective Date	Securities Listed	Securities Issued

SEC File # 82-34911

07/17/2006		8,422

Filer's comment

Trust Units issued pursuant to Distribution Reinvestment Plan for Exchangeable units

Totals	0	8,422		
Closing Reserve:		**811,332**	As at :	07/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	08/02/2006 11:02:16